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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 1999

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                        Commission file number: 33-60032

                      Buckeye Retirement Plus Savings Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 001

       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1999 and 1998


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








                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN


                              Financial Statements
                           and Supplemental Schedules
                        For the Year Ended June 30, 1999

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                                    Contents



Independent Auditor's Report                                                   2

Statements of Net Assets Available for Benefits                                3

Statements of Changes in Net Assets Available for Benefits                     4

Notes to Financial Statements                                                5-9

Supplemental Schedules

   Item 27(a) - Schedule G, Part I - Schedule of Assets Held
      for Investment Purposes                                                 10

   Item 27(d) - Schedule G, Part V - Schedule of Reportable
      Transactions                                                            11

Independent Auditor's Report



To the Buckeye Investment Committee
Buckeye Retirement Plus Savings Plan
Memphis, Tennessee

We have audited the accompanying statement of net assets available for benefits of Buckeye Retirement Plus Savings Plan as of June 30, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplemental schedules as of June 30, 1998 and for the year then ended were reported on by other auditors, whose report dated December 14, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plus Savings Plan at June 30, 1999, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of June 30, 1999 and supplemental schedule of reportable transactions for the year then ended are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




December 13, 1999

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 1999 and 1998



                                                                           1999                1998
                                                                        ------------        -----------
Assets
Investments (notes 2, 3, 4 and 5)
    Fidelity Retirement Money Market Portfolio                         $  1,241,799       $     558,594
    Strong Government Securities Fund                                       440,131             333,084
    Fidelity Puritan Fund                                                 2,060,474           1,768,294
    Dodge & Cox Balanced Fund                                               254,147              23,999
    Spartan U.S. Equity Index Fund                                        5,910,358           3,951,974
    MAS Value Adviser Fund                                                3,299,782           3,809,392
    Fidelity Growth & Income Fund                                        14,241,053           8,652,170
    NB Genesis Trust Fund                                                 1,027,615             176,734
    PIMCO Capital Appreciation Fund                                       1,403,673             264,227
    Fidelity Diversified International Fund                                 188,058              52,224
    Common stock of Buckeye Technologies Inc.                            13,689,991          16,390,662
    Loans to participants                                                   416,237                   -
                                                                         ----------         -----------
                                                                         44,173,318          35,981,354

Receivables (note 1)
    Participant contributions                                               106,833             185,526
    Employer contributions                                                2,236,304           2,533,838
                                                                         ----------          ----------
                                                                          2,343,137           2,719,364

Cash                                                                              -              19,033
                                                                        -----------         -----------
Net assets available for benefits                                      $ 46,516,455        $ 38,719,751
                                                                        ===========         ===========



                                          The accompanying notes are an integral
                                            part of these financial statements.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 1999 and 1998

                                                                        1999                1998
                                                                  -------------       -----------
Additions to net assets attributed to:
 Investment income (notes 2, 3, 4 and 5)
     Net appreciation (depreciation) in fair value
        of investments                                             $ (4,525,285)      $  6,845,404
     Interest and dividends                                           1,802,031            733,069
                                                                     (2,723,254)         7,578,473

   Contributions (note 1)
     Participants                                                     3,411,286          2,980,208
     Employer                                                         2,761,304          2,533,838
     Transfer from other plan                                         6,255,905                  -
                                                                     12,428,495          5,514,046

        Total additions                                               9,705,241         13,092,519

Deductions from net assets attributed to:
   Benefits paid to participants (notes 1 and 2)                      1,876,026           1,206,870
   Administrative expenses (note 6)                                      32,511              42,992

        Total deductions                                              1,908,537           1,249,862

Net increase in net assets                                            7,796,704          11,842,657

Net assets available for benefits
   Beginning of year                                                 38,719,751          26,877,094
                                                                    -----------         -----------
   End of year                                                     $ 46,516,455        $ 38,719,751
                                                                    ===========         ===========



                     The accompanying notes are an integral
                       part of these financial statements.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                          Notes to Financial Statements
                             June 30, 1999 and 1998


Note 1 - Description of Plan

The following description of Buckeye Retirement Plus Savings Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Buckeye Retirement Plus Savings Plan (the "Plan") is a contributory defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. and its wholly owned subsidiaries Buckeye Florida, Limited Partnership; Buckeye Florida Corporation; and Buckeye Lumberton Inc. (collectively the "Company"). Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 1998, all full-time salaried and hourly employees of Buckeye Lumberton Inc. became eligible for the Plan. The total net assets of the Alpha Cellulose Corporation Cash Option Thrift Plan, approximately $6.3 million, were merged with the Plan on July 1, 1998.

Contributions

Participants - Participants may defer up to 10% of their annual compensation and may also contribute a portion or all of incentive compensation subject to Internal Revenue Service limitations.

Company - The Company will contribute a percentage of each participants' annual compensation as defined in the Plan Agreement provided the participant is employed on the last day of the plan year. As required by the Plan, subsequent to June 30, 1996 all Company contributions are invested in the Buckeye Technologies Inc. common stock fund.

Participant accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on their behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in all contributions plus earnings thereon.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 1999 and 1998




Note 1 - Description of Plan (continued)

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement.


Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


Note 3 - Investments

The Plan allows participants to invest varying portions of their account balances in eleven different investment options which include the common stock of Buckeye Technologies Inc. and ten different investment programs offered by Fidelity Investments. The ten programs offered by Fidelity Investments include Fidelity Retirement Money Market Portfolio, Strong Government Securities Fund, Fidelity Puritan Fund, Dodge & Cox Balanced Fund, Spartan U.S. Equity Index Fund, MAS Value Adviser Fund, Fidelity Growth & Income Fund, NB Genesis Trust Fund, PIMCO Capital Appreciation Fund and the Fidelity Diversified International Fund. All Plan assets are held by Fidelity Management Trust Company.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 1999 and 1998

Note 3 - Investments (continued)

The fair value of individual investments which represent five percent or more of the Plan's net assets as of June 30, 1999 and 1998 is as follows:

                                                                                    1999                1998
                                                                                 ------------        ------------
            Spartan U.S. Equity Index Fund                                     $    5,910,358       $   3,951,974
            MAS Value Adviser Fund                                                  3,299,782           3,809,392
            Fidelity Growth & Income Fund                                          14,241,053           8,652,170
            Common stock of Buckeye Technologies Inc.                              13,689,991          16,390,662

During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                                                    1999                1998
                                                                                -------------       -------------
            Strong Government Securities Fund                                   $     (24,439)      $           -
            Fidelity Puritan Fund                                                       1,716                   -
            Dodge & Cox Balanced Fund                                                  21,252              86,359
            Spartan U.S. Equity Index Fund                                            947,218             483,286
            MAS Value Adviser Fund                                                   (478,658)              9,808
            Fidelity Growth & Income Fund                                           1,372,909           1,114,073
            NB Genesis Trust Fund                                                     (55,948)                  -
            PIMCO Capital Appreciation Fund                                            32,831                   -
            Fidelity Diversified International Fund                                    18,968                   -
            Common stock of Buckeye Technologies Inc.                              (6,361,134)          4,248,248
            Vanguard Institutional Index Fund                                               -             254,733
            Janus Fund, Inc.                                                                -             536,302
            Other                                                                           -             112,595
                                                                                  -------------      ------------
                                                                                 $  (4,525,285)     $   6,845,404
                                                                                  =============      ============

Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                      1999                1998
                                                                                  -------------      ------------
            Net assets:
             Common stock of Buckeye Technologies Inc.                           $  9,097,740       $  9,528,281


                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 1999 and 1998


Note 4 - Non-participant directed investments (continued)

                                                                                      1999                1998
                                                                                  -------------       ------------

            Changes in net assets:
               Net appreciation (depreciation) in fair
                 value of investments                                               (2,948,793)          1,847,799
               Interest and dividends                                                        -               3,009
               Contributions                                                         2,761,304           2,533,838
             Benefits paid to participants                                            (242,218)           (200,235)
             Administrative expenses                                                      (834)               (112)
             Transfers to participant directed investments                                   -            (109,298)


Note 5 - Loans to participants

The loans to participants were transferred with the Alpha Cellulose Corporation Cash Option Thrift Plan. New loans are not provided for in the Plan Agreement. The loans are secured by the balance in the participant's account and retained the existing repayment period and interest rate. As of June 30, 1999, interest rates on loans to participants ranged from 9.25% to 10.0%. Principal and interest is repaid ratably through payroll deductions.


Note 6 - Related party transactions

The Plan purchased $4,680,213 and sold $1,019,748 of the Plan Sponsor's common stock during the year ended June 30, 1999. The stock held by the Plan at June 30, 1999 and 1998 had a market value of $13,689,991 and $16,390,662, respectively.

Plan investments include interests in investment accounts managed by Fidelity Investments Institutional Operations Company, Inc. as of June 30, 1999 and 1998. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $32,511 and $42,992 for the years ended June 30, 1999 and 1998, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 1999 and 1998

Note 7 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC), and is, therefore, not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


Note 8 - Concentration of market risk

The Plan has invested a significant portion of its assets in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 29% of the Plan's net assets available for benefits as of June 30, 1999. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                             SUPPLEMENTAL SCHEDULES

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN
              Item 27(a) - Schedule G, Part I - Schedule of Assets
                          Held for Investment Purposes
                       EIN: 62-1518973 / Plan Number: 001
                                  June 30, 1999

                                                                                                Current
  (a)         (b)(c) Identity of Issue/Description                          (d) Cost          (e) Value
                                                                          ----------          ----------
    *         Fidelity Retirement Money Market Portfolio                 $ 1,241,799         $ 1,241,799
              Strong Government Securities Fund                              448,476             440,131
    *         Fidelity Puritan Fund                                        1,960,340           2,060,474
              Dodge & Cox Balanced Fund                                      232,137             254,147
    *         Spartan U.S. Equity Index Fund                               4,599,724           5,910,358
              MAS Value Adviser Fund                                       3,286,851           3,299,782
    *         Fidelity Growth & Income Fund                               11,838,735          14,241,053
              NB Genesis Trust Fund                                        1,054,378           1,027,615
              PIMCO Capital Appreciation Fund                              1,336,001           1,403,673
    *         Fidelity Diversified International Fund                        167,047             188,058
    *         Buckeye Technologies Inc. common stock                      14,335,231          13,689,991
              Loans to participants, interest rates ranging
                from 9.25% to 10%                                                  -             416,237
                                                                          ----------          ----------
                     Total assets held for investment purposes           $40,500,719         $44,173,318
                                                                          ==========          ==========

*   Represents a party-in-interest.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN
                  Item 27(d) - Schedule G, Part V - Schedule of
                             Reportable Transactions
                       EIN: 62-1518973 / Plan Number: 001
                        For the Year Ended June 30, 1999

                                                                                                              Current
                                                                                                              Value on
       Indentity of                                                 Purchase     Selling        Cost of     Transaction    Net Gain
   (a) Party Involved                        Description of Asset  (c)Price     (d)Pricee      (g) Asset     (h) Date     (i) Loss
---------------------------                  --------------------  ------------ -----------    ---------    -----------   ----------

  MAS Value Adviser Fund                       Mutual fund
                                                 (138 purchases)   $ 1,189,823   $        -    $ 1,189,823   $ 1,189,823  $      -
  MAS Value Adviser Fund                       Mutual fund
                                                 (103 sales)                 -    1,220,774      1,296,847     1,220,774   (76,073)
  Buckeye Technologies Inc.                    Common stock
                                                 (118 purchases)     4,680,213            -      4,680,213     4,680,213         -
  Buckeye Technologies Inc.                    Common stock
                                                 (70 sales)                  -    1,019,748      1,040,509     1,019,748   (20,761)
  Fidelity Growth and Income Fund              Mutual fund
                                                 (172 purchases)     6,187,734            -      6,187,734     6,187,734         -
  Fidelity Growth and Income Fund              Mutual fund
                                                 (93 sales)                  -    1,971,760      1,906,333     1,971,760    65,427
  Spartan U.S. Equity Index Fund               Mutual fund
                                                 (158 purchases)     1,487,740            -      1,487,740     1,487,740         -
  Spartan U.S. Equity Index Fund               Mutual fund
                                                 (64 sales)                  -      476,574        411,884       476,574    64,690
  Fidelity Retirement Money Market Portfolio   Mutual fund
                                                 (122 purchases)     2,007,593            -      2,007,593     2,007,593         -
  Fidelity Retirement Money Market Portfolio   Mutual fund
                                                 (83 sales)                  -    1,324,343      1,324,343     1,324,343         -


 Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Buckeye retirement Plus Savings Plan



By:     /S/ DAVID H. WHITCOMB
     ---------------------------------------
David H. Whitcomb, Senior Vice President, Finance and Accounting

Date: December 17, 1999